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SEC FILE NUMBER
8-5281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BRIMBERG & CO., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 15th. Floor
(No. and Street)

New York (City) New York (State) 10103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jack Brimberg (212) 332-4440
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 WEST 57TH STREET, SUITE 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jack Brimberg, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Brimberg & Co. (Company), as of October 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jack Brimberg, Managing Member

Sworn and subscribed to before me this 29 day of December, 2010.

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 01LE6161424
Qualified in Kings County
Commission Expires February 26, 2011

This report contains (check all applicable boxes):

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
vb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Brimberg & Co., L.P.

We have audited the accompanying balance sheet of Brimberg & Co., L.P. as of October 31, 2010 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brimberg & Co., L.P. at October 31, 2010, and the results of its operations, changes in partners' capital, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
December 21, 2010

BRIMBERG & CO., L.P.
BALANCE SHEET
OCTOBER 31, 2010

ASSETS

Cash	$	26,568
Receivable from clearing broker		144,198
Marketable securities, at fair value		8,928
Prepaid expense		815
Property and equipment, net of accumulated depreciation		6,833
Other assets		40,993
Total Assets	$	228,335

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	35,218
Total Liabilities		35,218
Contingencies		-
Partners' capital		193,117
Total Liabilities and Partners' Capital	$	228,335

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2010

Revenues:	
Commissions	$ 985,732
Advisory fees	98,029
Realized and unrealized loss	(8,630)
Interest income	101
Other	37,126
Total Revenues	1,112,358
Costs and Expenses:	
Salaries and related taxes	407,800
Clearing expenses	108,830
Travel and entertainment	127,138
Professional fees	49,232
Commission expenses	37,539
Guaranteed payments	215,282
Outside service	59,331
Business Development	80,400
Rent	66,050
Quote	51,176
Telephone	17,069
Regulatory fees	27,052
Depreciation	5,975
Other	72,943
SIPC	2,991
Insurance	9,425
Taxes	1,869
Total Costs and Expenses	1,340,102
Net (loss)	$ (227,744)

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2010

Cash Flows From Operating Activities:	
Net (loss)	$ (227,744)
Depreciation	5,975
Adjustment to reconcile net (loss) to net cash provided by operating activities:	
Decrease in receivable from clearing broker	103,847
Decrease in Marketable securities, at fair value	8,601
Decrease in prepaid expense	2,594
Decrease in other assets	69,271
(Decrease) in commissions, accounts payable and accrued expenses	(173,783)
Net Cash (Used) By Operating Activities	(211,239)
Cash Flows From Investing Activities:	
Net Cash (Used) by Investing Activities	-
Cash Flows From Financing Activities:	
Partners' contributions (net of distributions)	72,286
Net Cash Provided by Financing Activities	72,286
Net (Decrease) In Cash	(138,953)
Cash at beginning of the year	165,521
Cash at end of the year	$ 26,568

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED OCTOBER 31, 2010

		Total Partners' Capital
Balance, November 1, 2009	$	348,575
Partners' contributions - net		72,286
Net (loss)		(227,744)
Balance, October 31, 2010	$	193,117

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2010

1. ORGANIZATION AND NATURE OF BUSINESS

Brimberg & Co., L.P. (the "Company") was organized in the State of New York on November 24, 1993, as a limited partnership, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation (Pershing), securities transactions of the Company are cleared through Pershing and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Securities owned

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five years.

Income Taxes

The Company is taxed as a partnership and the accompanying financial statements do not include any provision for federal or state income taxes. Each partner of the Company is individually responsible for reporting his share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2010 the Company had net capital of $143,137 which was $43,137 in excess of the amount required.

4. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. There activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheer risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. The uncertain financial market could adversely affect the Company's operations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits resulting from this concentration.

5. LEASE COMMITMENT

The Company previously rented office space at 45 Rockefeller Plaza, NY, NY and storage space at 630 Fifth Avenue, NY, NY. The lease was set to expire on December 31, 2010. The Company ("Tenant") entered into an agreement with RCPI Landmark Properties, LLC ("Landlord") to terminate the lease at July 31, 2010 for $100,000 paid by a Company check and forfeiture of the security deposit of $19,364.57 held by the landlord.

The Company entered into a rental agreement with Sutton Capital, LLC at 666 Fifth Avenue, NY, NY beginning August 1, 2010 on a month to month basis thereafter at a monthly rate of $5,000.

6. SUBSEQUENT EVENTS

Minimum Net Capital Requirement

On November 18, 2010, FINRA amended the Company's net minimum net capital requirement under SEC Rule 15c3-1. Specifically, the Firm's minimum net capital would be reduced from $100,000 under SEC Rule 15c3-1(a)(2)(iii) to $5,000 under SEC Rule 15c3-1(a)(2)(vi) as a result of the Firm no longer operating in a dealer capacity or engaging in firm commitment underwritings.

BRIMBERG & CO., L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2010

NET CAPITAL:	
Total partners' capital	$ 193,117
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	815
Property and equipment	6,833
Other	40,993
Net capital before haircuts on securities positions	144,476
Haircuts on securities positions	1,339
Undue concentration	-
Net Capital	143,137
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 35,218
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,348
Minimum dollar net capital required	$ 100,000
Excess net capital	43,137
Excess net capital at 1,000%	$ 139,616
Percentage of aggregate indebtedness to net capital is	25%

The above computation agrees with the October 31, 2010 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of
Brimberg & Co., L.P.
666 Fifth Avenue
15th Floor
New York, NY 10103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2010, which were agreed to by Brimberg & Co., L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Brimberg & Co., L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brimberg & Co., L.P.'s management is responsible for the Brimberg & Co., L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended October 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Comparea ..ie amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
December 21, 2010

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (31-REV 5/10)

For the fiscal year ended __________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-005281 FINRA OCT
Brimberg + Co., L.P.
DBA Brimberg &Co.
666 Fifth Avenue - 15th Floor
New York, NY 10103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $2508.82

B. Less payment made with SIPC-6 filed (exclude interest) (1550.31)

5/28/2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 958.51

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 958.51

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brimberg & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 28th day of December, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Nov. 1, 2009 and ending Oct. 31, 2010

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,112,358
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,112,358
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	108,830
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,003,528
2e. General Assessment @ .0025	$ 2,509

(to page 1 but not less than $150 minimum)

SIPC-6 (31-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

SIPC-6 (31-REV 3/10)

For the first half of the fiscal year ending __________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-005281 FINRA OCT 12/30/1970
BRIMBERG & CO LP
d/b/a BRIMBERG & CO
45 ROCKEFELLER PLAZA STE 2570
NEW YORK, NY 10111-2599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum)	$ 1550.31
1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(0)
2. Assessment balance due	1550.31
B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
C. Total assessment and interest due	$ 1550.31
D. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above)	$ 1550.31

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 28 day of May, 2010.

Brimberg & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 620,125.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	620,125
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 620,125
2e. General Assessment @ .0025	$ 1550.31

(to page 1 but not less than $150 minimum)

17166

BRIMBERG & CO
MEMBER FINRA
45 ROCKEFELLER PLAZA STE 2570
NEW YORK, NEW YORK 10111

CHASE
JPMorgan Chase Bank, N.A.
New York, New York 10017
www.Chase.com
1-2-210

5/28/2010

PAY TO THE ORDER OF: SIPC $ **1,550.31

One Thousand Five Hundred Fifty and 31/100*** DOLLARS

SIPC
805 15th st NW
Suite 800
Washington, DC 20005-2215

MEMO
SIPC 6 SEC# 8-005281

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈017166⑈ ⑆021000021⑆ 843338062⑈

BRIMBERG & CO
MEMBER FINRA
SIPC

	5/28/2010		17166
SIPC General Assessment 11/1/2009-4/30/2010			1,550.31

Chase Checking - Ne SIPC 6 SEC# 8-005281 1,550.31

BRIMBERG & CO
MEMBER FINRA
SIPC

	5/28/2010		17166
SIPC General Assessment 11/1/2009-4/30/2010			1,550.31

Chase Checking - Ne SIPC 6 SEC# 8-005281 1,550.31

PRODUCT DLT103 USE WITH 91693 ENVELOPE PRINTED IN USA A

17351

BRIMBERG & CO
MEMBER FINRA
45 ROCKEFELLER PLAZA STE 2570
NEW YORK, NEW YORK 10111

CHASE
JPMorgan Chase Bank, N.A.
New York, New York 10017
www.Chase.com
1-2-210

12/28/2010

PAY TO THE ORDER OF: SIPC $ **958.51

Nine hundred fifty-eight and 51/100** DOLLARS

SIPC
805 15th st NW
Suite 800
Washington, DC 20005-2215

MEMO SIPC 7 SEC# 8-005281; FYE 10/31/2010

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈017351⑈ ⑆021000021⑆ 843338062⑈

BRIMBERG & CO
MEMBER FINRA 12/28/2010 **SIPC** 17351

SIPC 7 balance due fy3 10/31/2010 958.51

11020 Chase Checkir SIPC 7 SEC# 8-005281; FYE 10/31/2010 958.51

BRIMBERG & CO
MEMBER FINRA 12/28/2010 **SIPC** 17351

SIPC 7 balance due fy3 10/31/2010 958.51

11020 Chase Checkir SIPC 7 SEC# 8-005281; FYE 10/31/2010 958.51

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
vb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Brimberg & Co.

In planning and performing our audit of the financial statements and supplementary information of Brimberg & Co.(the "Company") for the year ended October 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the General Partners, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
December 21, 2010

BRIMBERG & CO.

MEMBER FINRA
666 Fifth Avenue, 15th Floor
New York, N.Y. 10103

TEL (212) 332-4440
FAX (917)591-5941

December 7, 2010

SEC
New York, Regional Office
3 World Financial Center, Suite 400
New York, NY 10281-1022

Re: SEC File No. 8-5281
FINRA Member #1315

Dear Sir/Madam:

Pursuant to rule 17a-5(f)(4) under the Securities Exchange Act of 1934, as amended, the Securities and Exchange Commission (the "SEC") is hereby notified that Brimberg & Co. (the "Company"), a registered broker-dealer (SEC File No. 8-5281) informed Sanford Becker and Co, PC on December 7, 2010 that they are replacing them as independent auditors with VB&T CPA's effective with the close of business on December 7, 2010.

During the term of the engagement with Sanford Becker and Co, PC and over the last 24 months to the best of my knowledge, there were no problems relating to any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedures or compliance with applicable rules of the SEC, which problems, if not resolved to the satisfaction of Sanford Becker and Co, PC would have caused it to make reference to them in connection with its report on the subject matter of the problems. The auditors report on the financial statements as of and for the year ended October 31, 2009 and 2008, respectively, did not contain an adverse opinion, disclaimer of opinion, or qualification.

Very truly yours,

Mr. Clint Tomlinson, Member